ECOLAB INC.

1 Ecolab Place

St. Paul, Minnesota 55102

November 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ecolab Inc.

Registration Statement on Form S-4

File No. 333-260580

Filed October 29, 2021

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Ecolab Inc. (the “Company”) hereby requests that the effective time and date of the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to 10:00 a.m., Eastern time, on November 8, 2021 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Brad Brasser of Jones Day, at (612) 217-8886, and that such effectiveness also be confirmed in writing.

Please contact Brad Brasser at Jones Day at (612) 217-8886 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

ECOLAB INC.

By:	/s/ Catherine Loh
Name:	Catherine Loh
Title:	Vice President and Treasurer

cc:Jones Day